Exhibit 10.1

CONTACTS

Chief Financial Officer Radware Ltd.
Meir Moshe
+ 972-3-766-8610

Corporate Relations
Joyce Anne Shulman
+1 201 785 3209
joyceannes@radware.com
For Immediate Release

Radware Ltd Announces 2Q10 Results

* Record quarterly revenues of $35.2 million

* Record Non-GAAP operating profit of $4.0 million

* Non-GAAP EPS $0.21

TEL AVIV, ISRAEL.; July 27, 2010 — Radware (NASDAQ: RDWR), a leading provider of integrated application delivery solutions for business-smart networking, today reported record quarterly revenues of $35.2 million for the second quarter of 2010. This represents an increase of 30% compared with revenues of $27.1 million for the second quarter of 2009 and an increase of 6% compared with revenues of $33.1 million in the first quarter of 2010.

Net income on a GAAP basis for the second quarter of 2010 was $1.4 million or $0.07 per diluted share, compared with a net loss of $1.7 million or $0.09 per diluted share for the second quarter of 2009.

Net income on a Non-GAAP basis for the second quarter of 2010 was $4.3 million or $0.21 per diluted share, compared with a net income of $0.6 million or $0.03 per diluted share in the second quarter of 2009.

At the end of the second quarter of 2010, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities amounted to $149.2 million, representing an increase of approximately $35 million in the company's cash position in the last 12 months.

“Radware has steadily delivered quarter-over-quarter gains for five quarters running now. This continued increase in revenues, in combination with our increase in market share, is a clear indication of our sustained business strength “ stated Roy Zisapel, President & CEO Radware. “We believe with our investments in R&D, differentiated market opportunities and expanded field operations that we can continue to grow both the top and bottom lines.”

During the quarter ended June 30, 2010, Radware released the following significant announcements:

•	Info Security Products Guide Names Radware’s DefensePro® Winner of the 2010 Global Excellence in Intrusion Prevention Solution Customer Trust Award
•	Radware Plays Key Role in the 2010 World Expo
•	With Faster Speeds than Ever Before, Radware’s LinkProof® Provides Customers Increased Network Multi homing Capabilities at Throughput Levels up to 16Gbps

•	Radware Significantly Reduces Network Downtime for Hooters Restaurants
•	Radware’s Alteon® 5-series Taken to New Heights
•	Radware’s DefensePro® Successfully Awarded Three United States Patents Based on Real-time Signatures to Protect and Secure Application and Network Traffic
•	Shanghai General Motors Adopts Radware APSolute® Application Delivery Solution to Create a High-Availability and Performance Enterprise Network
•	Radware Launches All-inclusive Security Solution to Protect Data Centers and Networks from New Hybrid Attacks: APSolute Attack Prevention
•	Radware Wins NGN Magazine’s 2010 NGN Leadership Award

Company management will host a quarterly investor conference call at 8:45 AM ET on Tuesday, July 27, 2010. The call will focus on financial results for the quarter ending June 30, 2010, and certain other matters related to the company’s business.

Please use the following dial-in numbers to participate in the second quarter 2010 call:

Participants in the US call: Toll Free 1 877 392 9880
International participants call: +1 760 666 3769

The conference call will be webcast on Tuesday July 27, 2010 at 8:45am ET in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

About Radware
Radware (NASDAQ:RDWR), a global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with ASC No. 718, amortization of intangible assets , acquisition-related expenses and exchange rate differences, net on balance sheet items included in finance income . Such exchange rate differences may vary from period to period due to changes in exchange rates driven by general market conditions or other circumstances outside of the normal course of Radware's operations. Management believes that exclusion of these charges allows comparisons of operating results that are consistent across past, present and future periods. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2009	June 30, 2010
		(Unaudited)
Current assets
Cash and cash equivalents	19,843	22,918
Available-for-sale marketable securities	29,117	35,260
Short term bank deposits	10,130	11,446
Trade receivables, net	16,603	13,687
Other receivables and prepaid expenses	2,934	2,880
Inventories	9,792	9,755
	88,419	95,946
Long-term investments
Available-for-sale marketable securities	42,021	54,597
Long-term bank deposits	25,000	25,000
Severance pay funds	2,514	2,472
	69,535	82,069

Property and equipment, net	11,220	11,240

Other assets
Intangible assets, net	14,794	14,056
Other long-term assets	467	534
Goodwill	24,465	24,465
	39,726	39,055

Total assets	208,900	228,310

Current liabilities
Trade payables	5,699	4,584
Deferred revenues, other payables and accrued expenses	33,147	42,747
	38,846	47,331

Long-term liabilities	20,581	22,167

Shareholders’ equity
Share capital	465	475
Additional paid-in capital	191,941	199,863
Accumulated other comprehensive income	935	350
Treasury stock, at cost	(18,036)	(18,036)
Accumulated deficit	(25,832)	(23,840)
Total shareholders’ equity	149,473	158,812

Total liabilities and shareholders' equity	208,900	228,310

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2009	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	27,079	35,206	47,574	68,302
Cost of revenues	5,586	7,090	9,768	13,788
Gross profit	21,493	28,116	37,806	54,514
Operating expenses:
Research and development	6,796	7,753	12,624	15,140
Selling and marketing	14,552	16,027	26,496	31,728
General and administrative	2,333	2,560	6,872	5,130
Total operating expenses	23,681	26,340	45,992	51,998
Operating income (loss)	(2,188)	1,776	(8,186)	2,516
Financial income (expenses), net	702	(145)	799	(92)
Income (loss) before income taxes	(1,486)	1,631	(7,387)	2,424
Income taxes	(183)	(228)	(387)	(432)
Net Income (loss)	(1,669)	1,403	(7,774)	1,992

Basic net income (loss) per share	$(0.09)	$0.07	$(0.41)	$0.10

Weighted average number of shares used to compute basic net income (loss) per share	18,869,577	19,170,659	18,888,035	19,071,288

Basic net income (loss) per share	$(0.09)	$0.07	$(0.41)	$0.10

Weighted average number of shares used to compute diluted net income (loss) per share	18,869,577	21,001,863	18,888,035	20,624,283

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended June 30,		For the Six months ended June 30,
	2009	2010	2009	2010
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

GAAP net Income (loss)	(1,669)	1,403	(7,774)	1,992
Stock-based compensation expenses, included in:
Cost of revenues	21	14	42	29
Research and development	318	280	615	578
Selling and marketing	516	553	1,009	1,055
General and administrative	519	406	1,012	910
	1,374	1,253	2,678	2,572

Amortization of intangible assets included in:
Cost of revenues	428	399	521	778
Selling and marketing	630	592	669	1,222
	1,058	991	1,190	2,000

Acquisition related expenses	-	-	2,485	-

Exchange rate differences, net on balance sheet items included in finance income	(206)	696	339	1,325

Non-GAAP net income (loss)	557	4,343	(1,082)	7,889

Non-GAAP diluted net income (loss) per share	$0.03	$0.21	$(0.06)	$0.38

Weighted average number of shares used to compute Non-GAAP diluted net income (loss) per share	18,947,404	21,001,863	18,888,035	20,624,283